Beeline Holdings, Inc.

188 Valley Street, Suite 225

Providence, RI 02909

October 21, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Attention:	Tonay Aldave
Christian Windsor

Re:	Beeline Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted September 12, 2025
CIK No. 0001534708

Ladies and Gentlemen:

This letter is submitted on behalf of Beeline Holdings, Inc. (“Beeline” or the “Company”) in response to the comments made by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on September 22, 2025 (the “Comment Letter”) with respect to the Company’s draft Registration Statement on Form S-1 confidentially submitted on September 12, 2025. The Registration Statement is being publicly filed simultaneously with this response letter. Where applicable, the Company has updated disclosure to give effect to changed events.

Because of the uncertainty as to when the Commission will re-open and the potential harm to shareholders, the Company has elected to use the automatic effectiveness provision provided by Section 8(a) of the Securities Act of 1933. If the Staff disagrees with this position, the Company will co-operate with the Staff mindful of its mission to protect shareholders and further the public interest.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s responses set forth immediately beneath such comment.

Draft Registration Statement on Form S-1

Cover page

1.	We note your disclosure here and on page 18 that the selling shareholder “may be” deemed an underwriter within the meaning of the Securities Act. Because the selling stockholder, C/M Capital Master Fund LP, is the equity line investor under the purchase agreement, please revise your disclosure here and on page 18 to name C/M Capital Master Fund LP as an underwriter for this offering. Refer to Question 139.13 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

Response: We have revised the disclosure on the cover page and on page 18 to name C/M Capital Master Fund LP as an underwriter.

SEACOAST BANK BUILDING

3001 PGA Boulevard | Suite 305 | Palm Beach Gardens, Florida 33410

Telephone (561) 686-3307 | www.nasonyeager.com

PALM BEACH GARDENS • BOCA RATON• FT. LAUDERDALE

Securities and Exchange Commission

Division of Corporation Finance

October 21, 2025

2.	Please disclose the number of shares being registered for sale under the equity line. Refer to Question 139.13 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

Response: We have revised the disclosure on the cover page and elsewhere in the prospectus to disclose that the Company and the selling stockholder have agreed to sell a maximum of 5,000,000 shares registered.

Prospectus Summary

BeelineEQUITY, page 5

3.	We note your disclosure that you provide title insurance for real estate based cryptocurrency issued by a related party. Please clarify what revenues, if any, you have derived from this business. Describe any liability that you assume in favor of the related party, or the purchasers of the cryptocurrency, based on your title work. In addition, given that the agreement is with a related party, please make that clear here and add a related party transactions section describing this transaction.

Response: We have revised the disclosure on page 5 to include the requested information. We note that the dollar amount involved in the transactions with the related party through the date hereof totals $12,377, which is less than the $120,000/1% of the average assets threshold threshold under Item 404(d) of Regulation S-K. Although this transaction is not disclosable as a related party transaction, with the inability to speak with the Staff, Beeline elected to include the requested information.

Risk Factors

The sale or issuance of our common stock to C/M will create dilution, page 7

4.	Please disclose the maximum number of your common shares that can be issued under the equity line purchase agreement with C/M Capital Master Fund LP and describe the dilutive effect of the formula or pricing mechanics on your share price as the result of the equity line purchase agreement.

Response: We have revised the disclosure at page 7 to include the maximum number of shares issuable under the equity line purchase agreement.

5.	Disclose the maximum amount that may be issued under the Series G convertible shares that were issued to C/M as commitment shares.

Response: We have revised the disclosure at page 7 to include the maximum number of shares issuable under the Series G Convertible Preferred Stock that were issued to C/M as commitment shares.

Securities and Exchange Commission

Division of Corporation Finance

October 21, 2025

The Purchase Agreement

Overview, page 11

6.	Please revise to disclose the term of the purchase agreement, as amended. Selling stockholder, page 15

Response: We have revised the disclosure on page 11 to include a description of the termination provisions contained in the purchase agreement, including the conditions for automatic termination and termination at the election of the parties.

7.	Please disclose in a footnote the natural person or persons who have voting and dispositive control of the shares of C/M Capital Master Fund LP.

Response: We have updated footnote (4) at page 17 to include disclosure of the natural persons who control C/M Capital Master Fund LP.

Exhibits

8.	It appears that you have amended the purchase agreement with C/M Capital Master Fund LP on September 8, 2025 but have not included it in your exhibit index. Please include it in your next draft submission and describe its material terms.

Response: We have included as Exhibit 10.40 the subsequent amendment to the purchase agreement between the parties.

We trust the foregoing sufficiently responds to the Staff’s comments. Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions to Constantine Christakis of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at (561) 227-4577 or cchristakis@nasonyeager.com.

Sincerely yours,

Beeline Holding, Inc.

By:	/s/ Nicholas R. Liuzza
Nicholas R. Liuzza

cc:	Constantine Christakis